Exhibit 12.2
Union Electric Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
Net income from continuing operations	$37,810	$348,806
Less- Income from equity investee	13,591	54,285
Add- Taxes based on income	11,450	183,867

Net income before income taxes and income from equity investee	35,669	478,388

Add- fixed charges:
Interest on long term debt	50,846	176,088
Estimated interest cost within rental expense	558	2,754
Amortization of net debt premium, discount, and expenses	1,368	5,468
Total fixed charges	52,772	184,310

Earnings available for fixed charges	88,441	662,698

Ratio of earnings to fixed charges	1.67	3.59

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,485	5,941
Adjustment to pre-tax basis	450	3,244
	1,935	9,185

Combined fixed charges and preferred stock dividend requirements	$54,707	$193,495

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.61	3.42